UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

March 18, 2005
(Date of Report, date of earliest event reported)

Stage Stores, Inc.
(Exact name of registrant as specified in its charter)

1-14035
(Commission File Number)

NEVADA	**91-1826900**
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

10201 Main Street, Houston, Texas	**77025**
(Address of principal executive offices)	(Zip Code)

(713) 667-5601
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-12 under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement

At its March 18, 2005 meeting, the Compensation Committee (the "Committee") of the Board of Directors of Stage Stores, Inc. (the "Company") took the following actions:

Fiscal 2004 Incentive Bonuses and Payments. The Committee approved the payment of annual bonus awards ("Incentive Bonuses") in 2005 for 2004 fiscal year performance to the Company's eight executive officers under the Company's Bonus Incentive Plan based upon the Company's achievement of a combination of the following business criteria as approved by the Company's shareholders at the 2004 Annual Meeting of Shareholders: (i) the Company's Pre-Tax Income and (ii) the Company's comparable store sales increase versus a designated comparator group.

The Committee recognized that the Incentive Bonuses were negatively affected by the impact of the lease accounting changes reported by the Company in a Form 8-K filed on March 21, 2005. The Committee considered the fact that the lease accounting changes did not impact the trend of operations or net cash flow. As approved by the Company's shareholders, the business criteria described above are subject to adjustments by the Committee to remove or add the effect of unusual events. In addition, the Incentive Bonuses are subject to modification at the discretion of the Committee. The Committee concluded that the impact of the lease accounting changes constituted an unusual event which should not negatively affect the amount of the Incentive Bonuses to be paid in 2005. Therefore, the Committee approved the payment of additional, discretionary Incentive Bonuses to each of the eight executive officers in the aggregate amount of approximately $282,000 to offset the negative impact of the lease accounting changes and to reward those individuals to the full extent they would have been rewarded had the lease accounting changes not been made.

Material Terms of the 2005 Executive Officer Performance Goals. The Committee approved the participants, performance targets and business criteria for Incentive Bonuses to be paid in 2006 for performance during the fiscal year ending January 28, 2006. As approved by the Company's shareholders at the 2004 Annual Meeting, the approved business criteria are a combination of (i) the Company's Pre-Tax Income and (ii) the Company's comparable store sales increase versus a designated comparator group.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                    STAGE STORES, INC.

March 24, 2005   /s/ Michael E. McCreery
    (Date)   Michael E. McCreery
                                                     Executive Vice President and
                                                     Chief Financial Officer